December 3, 2004


Mail Stop 0409


Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012


Re:	Feldman Mall Properties, Inc.
Amendment No. 3 to Registration Statement on Form S-11 filed November
15, 2004
Amendment No. 4 to Registration Statement on Form S-11 filed November
24, 2004
Registration No. 333-118246

Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3

Our Properties, page 4
1. We note your response to comment 7 that "the Company does not expect that it will be required to fund any further capital contributions through its cash flow to the joint venture because the balance of any such capital contributions will be funded through the proceeds of the existing construction loan." Please revise in an appropriate part of the document, including MD&A and "contractual obligations," to disclose the balance of capital contributions to the joint venture that the Company is expected to make.

2. We note from your revisions on page 56 in response to comment 7 that "the Harrisburg Mall joint venture will not have cash from operations to distribute to the joint venture partners during the period that it is taking advances" under the construction loan because any net cash flow will be used in lieu of the advances. We note that the construction loan matures on December 31, 2005 and that you expect to refinance this construction loan with alternative mortgage financing. Please revise to include risk factor disclosure regarding the period during which you do not expect to receive distributions from cash from operations from the Harrisburg Mall.
3. Please revise to identify the natural persons that control Feldman Lubert Adler Harrisburg LP. Also, please file the joint venture agreement or tell us why you are not required to do so. Finally, we note that you have an option to acquire the remaining interest in this joint venture. Please file the option agreement with your next amendment. See Item 601 of Regulation S-K.

Our Structure, page 12
4. Refer to comment no. 12. We note that you expect the taxable REIT subsidiaries to earn income and engage in activities that might jeopardize your status as a REIT. Please revise throughout to disclose the activities that the REIT subsidiaries will engage in that may jeopardize your REIT status.

Benefits to Related Parties, page 13
5. We note your response and revision relating to our comment no. 13. You indicate on page 13 that Larry Feldman and Feldman Partners, LLC will contribute, among other things, an estimated 56% economic interest in Feldman Equities of Arizona. You also indicate on page 103 that Larry Feldman and Feldman Partners, LLC will contribute, among other things, an estimated 62.2% economic interest in Feldman Equities of Arizona. We note similar discrepancies with each of the other contributors. Please revise or advise.

Conflicts of Interests, page 14
6. Please revise to briefly discuss the tax protection agreements you entered into with the contributors.
7. We note your response to comment 14 that you have revised the terms of the additional OP units to remove those that may be earned based from the pad and expansion parcels relating to the Foothills Mall. Please supplementally tell us which agreements were revised in order to remove this OP unit earn-out provision and what consideration you have given to whether this need be disclosed in the risk factor dealing with the possible right of rescission.



Amendment No. 4

General
8. We note that certain members of your management team will make an aggregate investment of $1 million in this offering. Please tell us why you do not believe that the offering for these shares was already begun privately and therefore must be completed privately.

Prior Performance Information, page 106
9. We note your disclosure that Jim Bourg and Scott Jensen served as members of the senior management team of Tower. Please revise to disclose the time period during which they served as such management and their positions in senior management of Tower. If the time period is less than 5 years please revise to include complete prior performance information. Further, please supplementally tell us the about the involvement of management with prior real estate and development activities, including the nature of the such activities and whether funds were raised from investors to invest in the real estate and development activities in which they were involved.


  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,




Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
Clifford Chance

Feldman Mall Properties, Inc.
Page 4